EXHIBIT A

Persons through whom Amalgamations may be deemed to control the Companies

Set forth below are the (i) name, (ii) principal business address and (iii) place of organization of each person through the ownership of whom Amalgamations may be deemed, for purposes of this Schedule 13D, to control the Companies.

(i)	Simpson & Company Limited
(ii)	861/862 Anna Salai, Chennai 600 002
(iii)	Republic of India

Directors and Executive Officers of Simpson & Company Limited

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of Simpson & Company Limited.

Name	Title	Country of citizenship	Principal occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
A. Krishnamoorthy	Chairman & Managing Director	India	Chief Executive	861/862 Anna Salai, Chennai 600 002	None.	None.
N. Venkataramani	Director	India	Operations	861/862 Anna Salai, Chennai 600 002	None.	None.
P. S. Rajamani	Wholetime Director	India	Manufacturing	861/862 Anna Salai, Chennai 600 002	None.	None.
R. Mahadevan	Director	India	Manufacturing	861/862 Anna Salai, Chennai 600 002	None.	None.
S. Srinivasaraghavan	Chief Financial Officer & Company Secretary	India	Finance	861/862 Anna Salai, Chennai 600 002	None.	None.